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        Morgan Stanley High Yield Securities Inc.

                Meeting Date: May 11, 2010



Approval of an Agreement and Plan of Reorganization between Morgan Stanley High Yield Securities Inc. ("Acquired Fund") and AIM Investment
Securities Funds, on behalf of Invesco High Yield Securities Fund
("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For	         Withhold	    Abstain
--------------   --------------     ------------
4,140,676.218	 234,866.099	    338,757.712


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